

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 16, 2018

Via E-Mail
Charles E. Owens
President and Chief Executive Officer
Construction Partners, Inc.
290 Healthwest Drive, Suite 2
Dothan, Alabama 36303

> **Re: Construction Partners, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 20, 2017**
> **CIK No. 1718227**

Dear Mr. Owens:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, Customer and Revenue Diversification, page 2

1. To the extent you disclose and discuss the impact of significant customers, it appears to us that you should clearly indicate the impact of both of your significant customers, here and on page 61. It also appears to us that you should address your reliance on significant customers in the risk factors section.

Capitalization, page 39

2. Please remove cash from your determination of total capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 48

3. Please enhance your Results of Operations disclosures to quantify amounts related to the specific factors that impacted your results of operations. For instance, without quantification of the individual factors, we note your revenues were impacted by increased project awards, but offset by adverse weather conditions. This comment applies to all elements of your Results of Operations to the extent practicable and meaningful. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Liquidity and Capital Resources
Compass Credit Agreement, page 51

4. We note the required minimum fixed charge and maximum consolidated leverage ratio covenants pertaining to your Compass Credit Agreement. Please expand your disclosures to provide your actual ratios at September 30, 2017, to enhance investor understanding of your covenant compliance.

Critical Accounting Policies and Estimates

Valuation of Long-lived Assets and Goodwill, page 55

5. We note your disclosures regarding goodwill and the results of your impairment testing. In order to provide investors with a better understanding of the potential for goodwill impairment, please expand your disclosures to provide the following additional information:

- If the estimated fair values of your reporting units are not substantially in excess of their carrying values, disclose the following:
  o The percentage by which fair value exceeds carrying value for each reporting unit as of the most recent step-one test;
  o A description of the methods and key assumptions used to determine fair value and how they were determined;
  o A discussion of the degree of uncertainties associated with each key assumption, and;
  o A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect each key assumption.
- If the estimated fair values of your reporting units substantially exceeded their carrying values, disclose that determination.
  Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.

Business

Contract Backlog, page 66

6. We note your backlog increased substantially. As backlog is not a measure defined by generally accepted accounting principles, your methodology for determining backlog may not be comparable to the methodology used by other companies. Please expand your disclosures to provide the following additional information:

    • Discuss how your backlog is calculated, including what it includes and what it excludes in regard to firm orders, change orders, project close-outs, extensions/add-ons, pass-through costs (i.e. zero margin amounts), funded/unfunded amounts, and VIE/joint venture contracts and subcontracts versus company contracts.

    • If relevant, discuss any changes in the methodology used to determine your backlog from period-to-period.

    • To allow better insight into changes in your backlog from period-to-period, provide a roll-forward of your total backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

    • To the extent any of your backlog is not moving forward, quantify and discuss such amounts.

    • Address and discuss expected margins and margin trends in your backlog.

    • Provide a breakdown of your backlog by reporting unit.

    • If relevant, quantify and discuss any amounts included in your backlog for which written customer confirmation has not been obtained.

    • Quantify and disclose the amount or percentage of your backlog that is expected to be completed in the next twelve months.

    Refer to Item 101(c)(1)(viii) for additional guidance.

Properties, Page 73

7. We note your filing includes several quarry operations and related facilities such as the Shorter (2 sites), Skyline, Deetsville, Gadsden, and Freeport quarries located in Alabama and Florida, however, you do not include mining property disclosures under Item 102 of Regulation S-K and Industry Guide 7. Supplementally, please provide the asset valuation, net profits, and total revenues for these mining/processing facilities to verify their materiality. We may have further comments pending your response.

Certain Relationships and Related Party Transactions

Ongoing and Historical Transactions with Related Parties, page 88

8. We note your disclosure that in connection with your offering, you expect to terminate your management services agreement with SunTx Capital Management Corp. and pay a termination fee. Please disclose the amount of the expected termination fee and where that amount will be reflected in your financial statements.

Change in Accountants, page 117

9. Please revise your disclosures related to disagreements to state if there were any disagreements with your former auditor during the two most recent fiscal years **and** during the subsequent interim period (through June 19, 2017) as required by Item 304(a)(1)(iv) of Regulation S-K. Please obtain an updated letter from your former auditor agreeing or disagreeing with your revised disclosures and file it as an exhibit to your registration statement.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-7

Contracts Receivable Including Retainage, net, page F-8

10. We note in your critical accounting policies, you state that retainage is generally collected with six months of the completion of the contract. We also note on page F-8, that you state retainage balances are generally collected within one year of completion of the project. Please clarify the collection period associated with retainage balances and ensure consistency in your filing. To the extent there are any amounts expected to be collected after one year, please disclose such amounts as required by Rule 5-02(3) of Regulation S-X.

Revenues and Cost Recognition, page F-9

11. To the extent applicable, please disclose amounts related to loss contracts, unapproved change orders and claims during each period presented. Refer to Rule 5-02(3) of Regulation S-X.

Property, Plant and Equipment, page F-10

12. We note you recently acquired certain quarries and the associated mineral reserves. Please expand your accounting policy disclosures to more clearly explain your method of depletion. It is not clear whether you are using a units-of-production method to deplete your Quarry reserves asset or some other method. To the extent you are using the units-of-production method, please disclose the reserve base you use to determine your depletion rate (*e.g.*, proven and probable reserves).

13. To the extent your quarries have mineral/mining rights, please disclose your accounting policy for these rights, including how you evaluate them for impairment. Refer to ASC 930-360-35 for guidance.

14. Please disclose whether or not your purchase price allocation associated with your quarry reserves included any value ascribed to value beyond proven and probable reserves. Please refer to ASC 930-805-30 for guidance.

15. To the extent applicable, please disclose whether or not you have incurred any stripping costs for overburden removal associated with your quarries and your accounting policies for stripping cost assets both before and during the production stage. Refer to ASC 930 for guidance.

Note 4- Business Acquisition, page F-17

16. Your disclosure states that you entered into an asset purchase agreement and completed "an asset acquisition" of certain sand and gravel mining operations. You further state the acquisition has been accounted for as a business combination. Please explain why you have accounted for an asset acquisition as a business combination. It appears to us you should modify the characterization of this transaction in your disclosures for consistency.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Via E-Mail
CC: Garrett DeVries, Esq.
        Sean Gurgle, Esq.